UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 3, 2018

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the new release which appears immediately following this page.

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

3 April 2018
News Release

UBS publishes agenda for the Annual General Meeting of UBS Group AG on 3 May 2018

Jeremy Anderson and Fred Hu nominated for election to the Board of Directors of UBS Group AG at the Annual General Meeting. William G. Parrett to focus on his new role as Chairman of the Board of UBS Americas Holding LLC in the US; not standing for re-election to the Board of Directors of UBS Group AG.

Zurich, 3 April 2018 – The Board of Directors of UBS Group AG is proposing Jeremy Anderson and Fred Hu for election as new members of the Board of Directors for a one-year term. Jeremy Anderson (born 1958) was Chairman of Global Financial Services at KPMG International from 2010 until November 2017. He previously held various senior positions at KPMG and was appointed to lead KPMG’s UK Financial Services Practice in 2004. He became European head of this area in 2006, and global head in 2010. Jeremy Anderson is a British citizen and graduated from University College London with a bachelor’s degree in economics. The firm announced Jeremy Anderson’s nomination to the Board of Directors of UBS Group AG in December 2017.

Fred Hu (born 1963) has been Chairman of Primavera Capital Group, a global investment firm based in Beijing and Hong Kong, since 2010. Prior to founding Primavera, Fred Hu held various senior positions at Goldman Sachs from 1997 to 2010, where he was instrumental in building the firm’s franchise in Asia. He was partner and chairman of Greater China from 2008 to 2010 and partner and co-head Investment Banking China from 2004 to 2008. Prior to that, he served as an economist at the International Monetary Fund in Washington, DC, and was previously the co-director of the National Center for Economic Research and a professor at Tsinghua University. Fred Hu is a Chinese citizen and holds a master in engineering science from Tsinghua University, and a master and PhD in economics from Harvard University.

Chairman of the UBS Board of Directors Axel Weber said: “I am delighted at the nomination of Jeremy Anderson and Fred Hu for election to the Board of Directors. Both possess important skills, experience and expertise and will strengthen the UBS Board of Directors with their specialist know-how upon their election at the AGM. For UBS, it is essential that the expertise of its Board members reflects the strategic and geographical core businesses of the Group. With Fred Hu’s nomination, we are proposing an extremely well qualified candidate from Asia, an important growth market for UBS.”

William G. Parrett was elected as Chairman of the Board of UBS Americas Holding LLC at the beginning of 2018. He will focus on this strategically important mandate for the firm and is not standing for re-election to the Board of Directors of UBS Group AG. William G. Parrett served as a member of the Board of Directors from 2008 and made a major contribution to the firm’s realignment with his considerable experience and commitment. The Board of Directors would like to thank him for his 10 years of invaluable work and outstanding service.

Chairman Axel Weber and the other members of the Board of Directors will stand for re-election for a further one-year term.

UBS Group AG, News Release, 3 April 2018                                                                                                                                              Page 1

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

Dividend proposal

The UBS Group AG Board of Directors intends to propose to shareholders an ordinary dividend of CHF 0.65 per share for the financial year 2017, an increase of 8% compared with the previous year.

Proposals for compensation of the Board of Directors and the Group Executive Board

At the AGM 2018, shareholders will be asked to vote on the variable compensation for the Group Executive Board for 2017, the fixed compensation for the Group Executive Board for 2019 and the compensation for the Board of Directors for the period from the AGM 2018 to the AGM 2019.

As in previous years, there will also be an advisory vote by shareholders on the current compensation report, which outlines UBS’s compensation strategy and principles, governance and practice.

The advisory vote and the binding votes on compensation reflect UBS’s commitment to giving shareholders transparent say-on-pay.

Agenda for the Annual General Meeting 2018 of UBS Group AG

1. UBS Group AG management report and consolidated and standalone financial statements for the financial year 2017

1.1. Approval of the UBS Group AG management report and consolidated and standalone financial statements

1.2. Advisory vote on the UBS Group AG Compensation Report 2017

2. Appropriation of retained earnings and distribution of ordinary dividend out of capital contribution reserve

3. Discharge of the members of the Board of Directors and the Group Executive Board for the financial year
    2017

4. Approval of the aggregate amount of variable compensation for the members of the Group Executive
    Board for the financial year 2017

5. Approval of the maximum aggregate amount of fixed compensation for the members of the Group
    Executive Board for the financial year 2019

6. Elections

6.1. Re-election of members of the Board of Directors

6.1.1. Axel A. Weber as Chairman of the Board of Directors

6.1.2. Michel Demaré

6.1.3. David Sidwell

6.1.4. Reto Francioni

6.1.5. Ann F. Godbehere

6.1.6. Julie G. Richardson

6.1.7. Isabelle Romy

6.1.8. Robert W. Scully

6.1.9. Beatrice Weder di Mauro

6.1.10. Dieter Wemmer

UBS Group AG, News Release, 3 April 2018                                                                                                                                             Page 2

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

6.2. Election of new members to the Board of Directors

6.2.1. Jeremy Anderson

6.2.2. Fred Hu

6.3. Election of the members of the Compensation Committee

6.3.1. Ann F. Godbehere

6.3.2. Michel Demaré

6.3.3. Julie G. Richardson

6.3.4. Dieter Wemmer

7. Approval of the maximum aggregate amount of compensation for the members of the Board of Directors from the Annual General Meeting 2018 to the Annual General Meeting 2019

8. Re-elections

8.1. Re-election of the independent proxy, ADB Altorfer Duss & Beilstein AG, Zurich

8.2. Re-election of the auditors, Ernst & Young Ltd, Basel

8.3. Re-election of the special auditors, BDO AG, Zurich

The invitation to the AGM as well as explanatory information on individual agenda items is available on the UBS website via the following link: www.ubs.com/agm. Voting results will also be uploaded to the website during the AGM.

The UBS Group AG AGM will take place at the Messe Basel on 3 May 2018 and begins at 10:30 a.m.

Participation by media representatives

Representatives of the media may register to attend the UBS Group AG AGM by returning the invitation on page 4 by 23 April 2018 at the latest.

UBS Group AG

Investor contact

Switzerland:    +41-44-234 41 00

Media contact

Switzerland:    +41-44-234 85 00

UK:                 +44-207-567 47 14

Americas:        +1-212-882 58 57

APAC:             +852-297-1 82 00

www.ubs.com

UBS Group AG, News Release, 3 April 2018                                                                                                                                             Page 3

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

To representatives of the media

3 April 2018

Invitation to the UBS Group AG Annual General Meeting

Dear Sir or Madam

You are invited to attend the UBS Group AG AGM, which will take place at 10:30 a.m. on 3 May 2018 at the Messe Basel, Messeplatz, Halle 1.1 Nord in Basel. Doors will open at 9:30 a.m.

For organizational reasons, you are required to register by 23 April 2018 at the latest. If you wish to attend, please provide us with the information below by email (mediarelations@ubs.com). Once your registration has been received, we will send you a confirmation that should be presented at the AGM entrance.

If you have any questions, please contact Gabriela Maeder or Eveline Mueller Eichenberger

(+41-44-234 85 00).

Last name/first name:    _______________________________________________

Organization:                 _______________________________________________

Address:                          _______________________________________________

Telephone:                      ______________________________________________

Email:                              _______________________________________________

UBS Group AG

UBS Group AG, News Release, 3 April 2018                                                                                                                                             Page 4

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; and 333-215255) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date:  April 3, 2018